Regulatory Announcement

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RECEIVED
2009 JAN 15 A 7:01

Company	Antisoma plc
TIDM	ASM
Headline	Total Voting Rights
Released	09:31 02-Jan-09
Number	HUG1280133

[redacted]

09045131

SUPPL

Total Voting Rights

02 January 2009, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 613,678,331 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Antisoma is 613,678,331

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

PROCESSED
JAN 22 2009
THOMSON REUTERS

Enquiries:
Alison Saville, Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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Regulatory Announcement

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RECEIVED

2009 JAN 15 A 7:41

Company	Antisoma plc
TIDM	ASM
Headline	Antisoma receives FDA approval for oral fludarabine, plans commercialisation deal to bring drug to US patients
Released	07:02 19-Dec-08
Number	HUG1278745

Antisoma receives FDA approval for oral fludarabine, plans commercialisation deal to bring drug to US patients

London, UK, and Cambridge, MA, 19 December 2008 - Antisoma plc (LSE:ASM; USOTC: ATSMY) today announced that the United States Food and Drug Administration (FDA) has approved its tablet formulation of fludarabine phosphate ('oral fludarabine') as a second-line treatment for chronic lymphocytic leukaemia (CLL).

Oral fludarabine provides an alternative means to administer fludarabine that avoids the need for patients to have an intravenous infusion. Antisoma plans to make the drug available to US patients through a commercialisation deal. Talks are ongoing with a number of companies that have established oncology marketing operations in the US. Antisoma expects to conclude a deal early in 2009.

Glyn Edwards, Antisoma's CEO, said: 'We are delighted that the FDA has cleared oral fludarabine for marketing in the US, giving Antisoma its first product approval. This puts us in a very good position to conclude a commercialisation deal for the drug. We anticipate a deal that allows us to realise the full value of oral fludarabine while placing the drug with a partner who can make it available as soon as possible as a new treatment option for US patients with CLL.'

CLL is the most common leukaemia among adults in the western world. Fludarabine is an established drug in the treatment of CLL worldwide. Oral and intravenous formulations are in use in Europe, Canada and elsewhere, but until now only the intravenous formulation has been available in the US. In France and the UK, the oral formulation has been widely adopted, representing some 60 to 70% of fludarabine prescriptions.

Enquiries:

Glyn Edwards, CEO Daniel Elger, VP Marketing & Communications Antisoma plc	+44 (0)203 249 2100 or +44 (0)7909 915 068
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich Buchanan Communications	+ 44 (0)20 7466 5000
Robert Stanislaro Financial Dynamics	+1 212 850 5657

Brian Korb
The Trout Group +1 646 378 2923

Details of the FDA approval of oral fludarabine
The FDA has approved fludarabine phosphate film-coated tablets as a single agent for the treatment of adult patients with B-cell chronic lymphocytic leukaemia (CLL) whose disease has not responded to or has progressed during or after treatment with at least one standard alkylating-agent containing regimen. The marketing authorisation has been granted under the FDA's accelerated approval provisions (21 CFR 314 subpart H ('accelerated approval')). Under these provisions, the sponsoring company is required to perform an additional clinical trial. The approved product label is available on the Antisoma website at www.antisoma.com and further details of the approval will be available in due course on the FDA website at www.fda.gov.

Details of Antisoma's commercial rights to oral fludarabine
Antisoma's rights to market fludarabine are specific to the oral (tablet) form of the drug and to the US market, where Antisoma has an exclusive licence from Bayer Schering Pharma AG. Oral fludarabine has US orphan drug status for treatment of CLL, providing seven years' exclusivity from approval. Antisoma has an exclusive licence to US patents covering the oral formulation of fludarabine phosphate.

Oral fludarabine was added to the Antisoma pipeline through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008.

About CLL
CLL (chronic lymphocytic leukaemia) is a slowly progressing blood and bone marrow cancer, and is the most common type of leukaemia in adults in the United States. It is predominantly a disease of older people, with the majority of patients diagnosed being over 55. The American Cancer Society estimated that in 2007 there would be approximately 15,000 new cases of CLL in the United States and approximately 4,500 deaths from the disease.

About Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

Disclaimer
Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

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Regulatory Announcement

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Company	Antisoma plc
TIDM	ASM
Headline	Antisoma announces Board change
Released	14:31 16-Dec-08
Number	HUG1277904

Antisoma announces Board change

London, UK, and Cambridge, MA, 16 December 2008 - Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that Raymond Spencer will be leaving the Board and the Company effective 31 December. Latterly Corporate Development Director, Mr Spencer served as Chief Financial Officer from October 1996 to November 2008.

Dr Barry Price, Chairman of Antisoma, said: 'Raymond has been a key player in Antisoma's transformation from a small private company into the substantial business we see today. We thank him for his great contribution to the development and growth of the Company, and wish him well in his future career.'

Enquiries:

Antisoma plc:	+44 (0) 203 249 2100
Glyn Edwards, CEO	
Daniel Elger, VP Marketing & Communications	+44 (0) 7909 915068
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich	+44 (0)20 7466 5000
Buchanan Communications	
Brian Korb	+1 646 378 2923
The Trout Group	

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

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solely responsible for the content of this announcement.

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Regulatory Announcement

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RECEIVED
2009 JAN 15 A 7:01

Company	Antisoma plc
TIDM	ASM
Headline	Phase II trial showing improved survival with ASA404 in lung cancer published in British Journal of Cancer
Released	07:02 16-Dec-08
Number	HUG1277702

Phase II trial showing improved survival with ASA404 in lung cancer published in British Journal of Cancer

London, UK, and Cambridge, MA: 16 December 2008 - Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that the British Journal of Cancer has today published the results of a randomised phase II trial of ASA404 in non-small cell lung cancer (NSCLC). Positive data from this trial supported the progress of ASA404 into phase III development. ASA404 is a Tumour-Vascular Disrupting Agent (Tumour-VDA) that attacks tumours by selectively destroying the tumour blood vessels on which they depend to survive and grow.

In the trial published today, 73 patients receiving their first treatment for NSCLC were randomly assigned to receive either ASA404 plus standard chemotherapy or standard chemotherapy alone. Patients in the ASA404 group had a median survival of 14.0 months while those in the control group had a median survival of 8.8 months. Expressed another way, the risk of death in the ASA404 group was 27% lower. This is the first publication of these data in a peer-reviewed journal.

Commenting on the trial, Dr Mark McKeage of The University of Auckland, New Zealand, a leading investigator of ASA404, commented: 'The survival advantage and supportive data on other endpoints in this phase II trial were most encouraging and provided a clear basis for progress into large-scale phase III trials of ASA404 in lung cancer.'

A pivotal phase III trial (ATTRACT-1) is recruiting patients with previously untreated NSCLC like those who participated in the trial published today. A separate phase III study (ATTRACT-2) will start soon in patients with NSCLC that has relapsed after initial treatment. The phase III studies are designed to support applications to market the drug around the world, with filings to regulatory authorities expected in 2011. The phase III trials are being conducted by Novartis, with whom Antisoma signed a worldwide development and commercialisation deal for ASA404 in April 2007.

Glyn Edwards, Antisoma's CEO, said: 'We're pleased that the positive findings from this phase II trial of ASA404 in lung cancer are now available in detail to the oncology community. If these findings are endorsed in the phase III studies, we will be able to offer a major improvement in treatment to lung cancer patients.'

Enquiries:
Glyn Edwards, CEO +44 (0)20 3249 2100
Daniel Elger, VP Marketing & Communications +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Brian Korb +1 646 378 2923
The Trout Group

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes for Editors:

About the randomised phase II trial of ASA404 in NSCLC
The trial was a randomised, controlled trial that enrolled patients receiving first-line chemotherapy treatment for stage IIIb or IV NSCLC. Patients were randomly assigned to receive up to 6 cycles of standard therapy (carboplatin AUC 6 mg/mL*min and paclitaxel 175 mg/m2; n=36) or standard therapy plus ASA404 1200 mg/m2 (n=37). The trial was conducted at hospitals in France, Germany, Australia and New Zealand. Seventy patients were evaluable for efficacy, 34 of whom received ASA404 plus chemotherapy while 36 received chemotherapy alone.

Key results reported in the British Journal of Cancer publication are as follows:

* Patients who received ASA404 in addition to standard chemotherapy had a median survival 5.2 months longer (14.0 vs 8.8 months) than that of patients who received standard chemotherapy alone. Addition of ASA404 reduced the risk of death by 27% (hazard ratio of 0.73; 95% confidence intervals 0.39, 1.38).

* Patients who received ASA404 in addition to standard chemotherapy had a 23% increase in median time to tumour progression (5.4 vs 4.4 months) compared with patients on standard chemotherapy.

* Patients who received ASA404 plus standard chemotherapy had a tumour response rate (by independent assessment) of 31% compared with 22% for those who received chemotherapy alone.

* Safety profiles were similar and manageable in both groups, with most adverse effects attributed to standard chemotherapy. Sixteen of the patients receiving ASA404 experienced serious adverse events compared with 17 of the patients receiving chemotherapy alone.

About ASA404

ASA404 (formerly known as DMXAA and AS1404) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. Worldwide rights to the drug were licensed to Novartis AG in April 2007.

About NSCLC

Lung cancer is the biggest cause of cancer death for both men and women worldwide, with 1.2 million new cases per year and 921,000 deaths. Around 85-90% of all lung cancer cases are NSCLC.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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Regulatory Announcement

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Company	Antisoma plc
TIDM	ASM
Headline	ASH presentation highlights durable responses with Antisoma's AS1413 in secondary AML
Released	07:01 09-Dec-08
Number	HUG1275962

ASH presentation highlights durable responses with Antisoma's AS1413 in secondary AML

London, UK, Cambridge, MA, and San Francisco, CA : 9 December 2008 - Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that new data showing durable responses in patients treated with its novel chemotherapy drug AS1413 were presented yesterday at the American Society of Hematology (ASH) meeting in San Francisco. These findings result from extended follow-up of patients in a large phase II trial, in which AS1413 was administered together with cytarabine as a first-line treatment for secondary acute myeloid leukaemia (secondary AML). They were presented by trial investigator Dr Steven L. Allen of North Shore University Hospital, Albert Einstein College of Medicine, Manhasset, New York, and provide further support for the ongoing phase III trial evaluating AS1413 in secondary AML.

Of 88 patients in the phase II trial, 42.0% (37 patients) responded to treatment and entered remission, with 38.6% (34 patients) showing a complete response to the AS1413 plus cytarabine regimen. This clearly exceeds published complete response rates of 24% and 26% achieved in similar secondary AML patients with the current standard treatment of daunorubicin plus cytarabine. The latest findings indicate that many of the responses seen with AS1413 were durable. Kaplan-Meier analyses show that 18 months after treatment 40% of responders remained in remission and 43% of responders were still alive.

Secondary AML is a form of leukaemia that evolves from a prior myelodysplastic syndrome or develops following radiotherapy or chemotherapy treatment for other cancers. Patients generally have a poor prognosis and often show 'multi-drug resistance,' with cancer cells that are unresponsive to various treatments. An important property of AS1413 is its ability to evade multi-drug resistance mechanisms, notably the 'P-glycoprotein pump' that extrudes chemotherapy drugs from cancer cells. In the AS1413 phase II trial, leukaemia cells from 15 patients were tested to see whether they accumulated or extruded AS1413 and daunorubicin. AS1413 was retained to a significantly greater extent than daunorubicin. This could explain the durable responses observed in the phase II trial as well as the superior response rate seen in this trial with AS1413 plus cytarabine compared to previous trials that tested daunorubicin plus cytarabine in secondary AML.

Commenting on the data, trial investigator Dr Harry P. Erba, Associate Professor of Internal Medicine at the University of Michigan Health System, said: 'Patients with secondary AML have a

very poor prognosis. In this study, most patients were over 60 and almost half had leukaemic cell karyotypes associated with unfavourable outcomes. Despite these adverse prognostic factors, we observed a 42% response rate and we now see that a significant fraction of the responses are durable. AS1413 combined with cytarabine appears be a promising therapy for patients with secondary AML.'

AS1413 is currently being tested in a 450-patient pivotal phase III trial under a Special Protocol Assessment (SPA) agreed with the US Food and Drug Administration (FDA). The phase III trial compares AS1413 plus cytarabine to daunorubicin plus cytarabine in patients similar to those treated in the phase II trial.

Glyn Edwards, Antisoma's CEO said: 'The latest update from the phase II trial reinforces our view that AS1413 is a drug with unique potential based on distinctive features that could translate into significant benefits for patients. We are making good progress with the phase III study in secondary AML and believe that AS1413 could ultimately find application in a number of blood cancer settings.'

A copy of the poster presented at the ASH meeting is available on the Antisoma website at www.antisoma.com.

Enquiries:
Enquiries:
Antisoma plc:

Glyn Edwards, CEO (in London)	+44 (0) 203 249 2100
Daniel Elger, VP Marketing & Communications (In San Francisco)	+44 (0) 7909 915 068
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich Buchanan Communications	+44 (0)20 7466 5000
Brian Korb The Trout Group	+1 646 378 2923

About AS1413

AS1413 (amonafide; formerly also known as 'Xanafide') is in phase III development for the blood cancer secondary AML. The drug was added to Antisoma's pipeline through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008. AS1413 is a DNA intercalator that induces apoptotic signalling by blocking Topoisomerase II binding to DNA. This differs from the action of classical Topoisomerase II inhibitors, which induce apoptosis by causing extensive DNA damage. A further distinctive feature of AS1413 is its ability to evade Pgp and related transporters responsible for multi-drug resistance (MDR). Patients with secondary AML often have multi-drug resistant disease.

References

Earlier data from the AS1413 phase II trial in secondary AML were reported at the ASCO 2007 and 2008 meetings (2008 poster is available at www.antisoma.com). Data on drug efflux from the leukaemia cells of patients in the phase II trial of AS1413 were reported in an abstract to ASCO 2008 (Lundberg et al.). The two studies referred to in this release that reported on response rates with daunorubicin plus cytarabine in secondary AML were SWOG 9031 (Leith et al., Blood 1999; 94: 1086-99) and SWOG 9333 (Anderson et al., Blood 2002; 100: 3869-76).

About AML (acute myeloid leukaemia) and secondary AML

AML is a type of cancer in which the bone marrow makes abnormal and immature blood cells, eventually leading to bone marrow failure. Secondary AML is a form of the disease that evolves from a prior myelodysplastic syndrome or develops following radiotherapy or chemotherapy treatment for other cancers.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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